

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 3, 2007

Mr. David A. Dyck
Senior Vice President, Finance and Chief Financial Officer
Western Oil Sands Inc.
2400 Ernst & Young Tower
440-2nd Avenue S.W.
Calgary, Alberta, Canada T2P 5E9

> **Re:** **Western Oil Sands Inc.**
> **Form 40-F for the Fiscal Year Ended December 31, 2006**
> **Filed February 27, 2007**
> **File No. 333-90736**

Dear Mr. Dyck:

We have reviewed your Form 40-F for the Fiscal Year Ended December 31, 2006 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2006

Mr. David A. Dyck
Western Oil Sands Inc.
May 3, 2007
Page 2

10 Asset Retirement Obligation, page 11

1.   We note you have revised your asset retirement obligation by $10.3 million
        during the fiscal year ended December 31, 2006. Your disclosure states this
        revision is due to changes in the anticipated timing of certain reclamation
        activities and an increase in inflation rates. Considering the magnitude of this
        revision, please provide us with a breakdown of the revised amounts related to an
        increase in inflation and those amounts related to a change in timing of
        reclamation activities. Tell us what factors occurred during fiscal year 2006
        which caused you to conclude a revision to inflation rate estimates was required.
        In addition, your response should identify the previous estimated timing of
        reclamation activities as compared to the new estimated timing and what event
        caused the dates to change. Please identify the areas of mining or oil and gas
        activities that related to these revised amounts. We may have further comment
        upon review of your response.

Exhibit 7

2.   Please amend your Form 40-F to correct the date of the fiscal year identified in
        the 906 certification filed as Exhibit 7.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief